Exhibit 99.1

JinkoSolar Announces Fourth Quarter and Full Year 2020 Financial Results

SHANGRAO, China, April 9, 2021 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Strategic Business Updates

•   Despite extreme challenges, we experienced significant growth in both revenues and shipments for the full year compared with 2019.

•   As of the end of 2020, JinkoSolar became the world’s largest PV manufacturer, with aggregate module of 70GW. We expect shipments to sustain a growth rate of over 30% in 2021.

•   Unrelenting volatility in the industrial value chain underscored the resilience to risk of integrated manufacturers. We adjusted each link of the production process smoothly and flexibly.

•   Our new generation Tiger Pro flagship products will account for 40% to 50% of the total shipments this year, with cumulative orders of over 10 GW.

•   JinkoSolar is leveraging our capacity for technical innovation and our brand reputation built on years of global marketing and excellent service, in order to continue expanding successfully and develop new business models.

•   Uncertainty has had the effect of consolidating the market, with heightened competition among key players. In response we have been optimizing supply chain management throughout the network and partners on an ongoing basis.

Fourth Quarter 2020 Operational and Financial Highlights

•	Quarterly shipments were 5,774 MW, up 27.2% year over year.
•	Total revenues were US$1.44 billion, down 1.1% year over year.
•	Gross profit was US$230.9 million, down 12.9% year over year (or US$206.4 million, down 22.1% year over year [1] if excluding the reversal benefit of Countervailing Duty (“CVD”) and Anti-dumping Duty (“ADD”)).
•	Gross margin of 16.0%, compared with 17.0% in Q3 2020 and 18.2% in Q4 2019. (Or 14.3%, compared with 17.0% in Q3 2020 and 18.1% in Q4 2019 if excluding the reversal benefit of CVD and ADD).

[1] The company recorded the reversal benefit ADD and CVD in aggregate of RMB160.0 million (US$24.5 million) in cost of revenues in the fourth quarter of 2020, compared to RMB1.7 million (US$0.2 million) in the fourth quarter of 2019, based on the final results of the administrative review of the CVD and ADD order published by the U.S. Department of Commerce.

•	Income from operations of US$11.0 million, down 88.0% year over year. (or loss from operations of US$13.6 million, down 114.9% year over year, if excluding the reversal benefit of CVD and ADD ).
•	Non-GAAP net income of US$5.1 million, down 92.3% year over year.
•	Net loss of US$57.8 million, due to US$65.5 million loss of change in fair value of convertible senior notes and call option, as a result of the sharp rise in stock price for the fourth quarter.

Full Year 2020 Operational and Financial Highlights

•	Annual shipments were 18,771 MW, up 31.4% year over year.
•	Total revenues were US$5.38 billion, up 18.1% year over year.
•	Gross profit was US$945.8 million, up 13.6% year over year (or US$921.3 million, up 15.2% year over year [2] if excluding the reversal benefit of CVD and ADD).
•	Gross margin of 17.6%, compared with 18.3% in full year of 2019. (of 17.1% compared with 17.5% in full year 2019 if excluding the reversal benefit of CVD and ADD).
•	Income from operations of US$273.6 million, up 3.2% year over year (or US$249.0 million up 7.2% if excluding the reversal benefit of CVD and ADD).
•	Non-GAAP net income of US$146.9 million, down 1.2% year over year.
•	Net income of US$35.3 million, including US$111.2 million loss of change in fair value of convertible senior notes and call option, given the sharp rise in stock price for 2020.

Mr. Xiande Li, JinkoSolar’s Chairman of the Board of Directors and Chief Executive Officer, commented, “2020 was a very challenging year for the solar industry as global markets were shrouded in uncertainty due to the COVID-19 pandemic. Despite difficult market conditions, we increased our global market share and captured growth opportunities thanks to our resilient network and strategic partnerships along the industry value chain. Gross margin for the fourth quarter was within our expectations and both revenues and shipments for the full year recorded significant growth compared with 2019. We expect total shipments in 2021 to grow over 30%, to be in the range of 25GW to 30GW. By the end of 2021, we expect our in-house annual production capacity of monocrystalline silicon wafers, high efficiency solar cells and modules to reach 33 GW, 27 GW and 37 GW, respectively.”

[2] The company recorded the reversal benefit of anti-dumping (AD) and countervailing duty (CVD) of RMB160.0 million (US$24.5 million) in cost of revenues in 2020, compared to RMB213.6 million (US$30.7 million) in the 2019, based on the final results of the administrative review of the CVD and ADD order published by the U.S. Department of Commerce.

“Since the fourth quarter of 2020, the mismatch between supply and demand continued to drive volatility upstream and downstream. We predict this scenario will continue into the second quarter of this year. While there are still supply shortages, there is enough polysilicon to support over 180GW of module production and supply is sufficient in most segments of the supply chain. As global installation levels are still likely to increase this year, demand for modules will revive once market prices are stabilized.”

“The continuous volatility in the industrial value chain further highlighted the resilience to risk of integrated manufacturers. Meanwhile, economic uncertainties continued to concentrate key players and heightened competition for “survival of the fittest” and rewarded highly adaptive companies to gain more market share. We have been closely monitoring market trends, adjusting with flexibility each link of the production process, and continuously optimizing our supply chain management throughout our network and partners.”

“JinkoSolar has long been committed to promoting the acceleration of carbon neutrality through product innovation, operating excellence and collaboration with various partners. In response to rising demand, we have also been actively deploying innovative solutions for the solar+ industries and are working to promote safe and efficient energy systems.”

“As the world enters into the era of grid parity, we continue to leverage years of global marketing experience and excellent service to solidify our foothold in major regions worldwide. We have shipped our energy storage products to the Middle East and Africa, and will launch products specifically designed for the U.S. and Japanese markets in the second half of 2021. Meanwhile, our business in the global distribution market is showing a rapid upward trend, and our products for Building Integrated Photovoltaics (BIPV) systems have been installed in a number of commercial real estate projects in China.”

Fourth Quarter 2020 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2020 were RMB9.42 billion (US$1.44 billion), an increase of 7.5% from RMB8.77 billion in the third quarter of 2020 and a decrease of 1.1% from RMB9.53 billion in the fourth quarter of 2019. The sequential increase was mainly attributable to an increase in the shipment of solar modules partially offset by a decline in the average selling price of solar modules.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2020 was RMB1.51 billion (US$230.9 million) (or RMB1.35 billion if excluding the impact from the Countervailing Duty (“CVD”) and Anti-dumping Duty (“ADD”) reversal benefit, compared with RMB1.49 billion in the third quarter of 2020 and RMB1.73 billion in the fourth quarter of 2019.

Gross margin was 16.0% in the fourth quarter of 2020 (or 14.3% if excluding the impact from the CVD and ADD reversal benefit), compared with 17.0% in the third quarter of 2020 and 18.2% in the fourth quarter of 2019 (or 18.1% if excluding the impact from the CVD and ADD reversal benefit). The sequential and year-over-year decrease was mainly attributable to (i) a decline in the average selling price of solar modules due to the intensified global market competition of solar modules and (ii) an increase in the cost of raw materials.

Income/(Loss) from Operations and Operating Margin

Income from operations in the fourth quarter of 2020 was RMB71.6 million (US$11.0 million) (or RMB (88.4) million if excluding the impact from CVD and ADD reversal benefit), compared with RMB546.0 million in the third quarter of 2020 and RMB594.8 million in the fourth quarter of 2019 (or RMB593.1 million if excluding the impact from CVD and ADD reversal benefit).

Operating margin was 0.8% (or -0.9% if excluding the impact from CVD and ADD reversal benefit) in the fourth quarter of 2020, compared with 6.2% in the third quarter of 2020 and 6.2% in the fourth quarter of 2019.

Total operating expenses in the fourth quarter of 2020 were RMB1.44 billion (US$220.0 million), an increase of 51.3% from RMB948.9 million in the third quarter of 2020 and an increase of 26.5% from RMB1.13 billion in the fourth quarter of 2019. The sequential and year-over-year increase was mainly attributable to (i) an increase in disposal and impairment loss on property, plant and equipment as a result of the Company’s upgrade of production equipment in the fourth quarter of 2020 with the total amount of RMB230.6 million, (ii) an increase in impairment loss on one overseas solar power project with the amount of RMB93.8 million in the fourth quarter of 2020 (iii) an increase in shipping costs and (iv) an increase of research and development expenditure.

Total operating expenses accounted for 15.2% of total revenues in the fourth quarter of 2020, compared to 10.8% in the third quarter of 2020 and 11.9% in the fourth quarter of 2019.

Interest Expense, Net

Net interest expense in the fourth quarter of 2020 was RMB115.2 million (US$17.6 million), a decrease of 10.9% from RMB129.2 million in the third quarter of 2020 and an increase of 37.4% from RMB83.8 million in the fourth quarter of 2019. The sequential decrease was mainly due to a decrease of bank acceptance notes discount expense. The year-over-year increases were mainly due to an increase in interest expense with the increase of interest-bearing debts.

Exchange Loss/(Gain) and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB47.9 million (US$7.3 million) in the fourth quarter of 2020, compared to a net exchange loss of RMB63.9 million in the third quarter of 2020 and a net exchange gain of RMB77.9 million in the fourth quarter of 2019. The net exchange loss was mainly due to the depreciation of the U.S. dollars against the RMB (exchange rate of U.S. dollars against RMB dropped from 6.8101 to 6.5249) in the fourth quarter of 2020.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 (the “Notes”) in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model. The Company recognized a loss from a change in fair value of the Notes of RMB685.4 million (US$105.0 million) in the fourth quarter of 2020, compared to a loss of RMB593.7 million in the third quarter of 2020 and RMB152.7 million in the fourth quarter of 2019. The change was primarily due to an increase in the Company’s stock price in the fourth quarter of 2020.

Concurrent with the issuance of the Notes in May 2019, the Company entered into a call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The Company accounted for the call option transaction as freestanding derivative assets in its consolidated balance sheets, which is marked to market during each reporting period. The Company recorded a gain from a change in fair value of the call option of RMB257.8 million (US$39.5 million) in the fourth quarter of 2020, compared to a gain of RMB280.7 million in the third quarter of 2020 and RMB85.6 million in the fourth quarter of 2019. The change was primarily due to an increase in the Company’s stock price in the fourth quarter of 2020.

Equity in Gain/(Loss) of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investment using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in gain of affiliated companies of RMB19.9 million (US$3.1 million) in the fourth quarter of 2020, compared with a gain of RMB24.7 million in the third quarter of 2020 and a gain of RMB31.8 million in the fourth quarter of 2019. The gain primarily arose from revenue generated from operations in the fourth quarter of 2020.

Income Tax (Expenses)/Benefit

The Company recorded an income tax benefit of RMB23.1 million (US$3.5 million) in the fourth quarter of 2020, compared with an income tax expense of RMB69.2 million in the third quarter of 2020 and an income tax expense of RMB221.0 million in the fourth quarter of 2019.

Net Income/(loss) and Earnings/(loss) per Share

Net loss attributable to the Company’s ordinary shareholders was RMB377.0 million (US$57.8 million) in the fourth quarter of 2020, compared with net income attributable to the Company’s ordinary shareholders of RMB6.9 million in the third quarter of 2020 and RMB369.5 million in the fourth quarter of 2019.

Basic and diluted earnings/(loss) per ordinary share were RMB(2.08) (US$(0.32)) and RMB(3.60) (US$(0.55)), respectively, during the fourth quarter of 2020, compared to RMB0.04 and RMB(1.55) in the third quarter of 2020, RMB2.08 and RMB1.67 in the fourth quarter of 2019. This translates into basic and diluted earnings/(loss) per ADS of RMB(8.32) (US$(1.27)) and RMB(14.40) (US$(2.21)), respectively in the fourth quarter of 2020; RMB0.16 and RMB(6.20) in the third quarter of 2020; RMB8.32 and RMB6.68 in the fourth quarter of 2019. The difference between basic and diluted loss per share in the fourth quarter of 2020 was mainly due to the dilutive impact of call option.

Non-GAAP net income attributable to the Company's ordinary shareholders in the fourth quarter of 2020 was RMB33.4 million (US$5.1 million), compared with RMB321.4 million in the third quarter of 2020 and RMB 432.2 million in the fourth quarter of 2019.

Non-GAAP basic and diluted earnings per ordinary share were both RMB0.19 (US$0.03), during the fourth quarter of 2020; RMB1.81 in the third quarter of 2020 and RMB2.43 in the fourth quarter of 2019. This translates into non-GAAP basic and diluted earnings per ADS of both RMB0.74 (US$0.11) in the fourth quarter of 2020; RMB7.22 in the third quarter of 2020 and RMB 9.74 in the fourth quarter of 2019.

Financial Position

As of December 31, 2020, the Company had RMB8.07 billion (US$1.24 billion) in cash and cash equivalents and restricted cash, compared with RMB6.23 billion as of December 31, 2019.

As of December 31, 2020, the Company’s accounts receivables due from third parties were RMB4.53 billion (US$695.0 million), compared with RMB5.27 billion as of December 31, 2019.

As of December 31, 2020, the Company’s inventories were RMB8.38 billion (US$1.28 billion), compared with RMB5.82 billion as of December 31, 2019.

As of December 31, 2020, the Company's total interest-bearing debts were RMB18.28 billion (US$2.80 billion), of which RMB748.8 million (US$114.8 million) was related to the Company’s overseas downstream solar projects, compared with RMB13.41 billion, of which RMB2.05 billion was related to the Company’s overseas downstream solar projects as of December 31, 2019.

Full Year 2020 Financial Results

Total Revenues

Total revenues for full year 2020 were RMB35.13 billion (US$5.38 billion), an increase of 18.1% from RMB29.75 billion for full year 2019. The increase in total revenues was mainly attributable to an increase in the shipment of solar modules, which was partially offset by a decline in the average selling price of solar modules.

Gross Profit and Gross Margin

Gross profit for full year 2020 was RMB6.17 billion (US$945.8 million), an increase of 13.6% from RMB5.43 billion for full year 2019. Gross margin was 17.6% for full year 2020, compared with 18.3% for full year 2019. The year-over-year increase was mainly attributable to (i) an increase in the shipment of solar modules in 2020, which was partially offset by a decline in the average selling price of solar modules, (ii) an increase in self-produced production volume by increasing shift toward integrated mono-based high-efficiency products capacity, and (iii) the continued reduction of integrated production costs resulting from the Company’s industry-leading integrated cost structure.

Excluding the CVD and ADD reversal benefits, gross margin was 17.1% for full year 2020, compared with 17.5% for full year 2019. The year-over-year decrease was attributable to (i) a decline in the average selling price of solar modules due to the intensified global market competition of solar modules and (ii) an increase in the cost of raw materials.

Income from Operations and Operating Margin

Income from operations for full year 2020 was RMB1.78 billion (US$273.6 million), compared with RMB1.73 billion for full year 2019. Operating margin for full year 2020 was 5.1%, compared with 5.8% for full year 2019.

Total operating expenses for full year 2020 were RMB4.39 billion (US$672.3 million), an increase of 18.5% from RMB3.70 billion for full year 2019. As a percentage of total revenues, operating expenses accounted for 12.5% for full year 2020, compared with 12.4% for full year 2019. The increase in total operating expenses was primarily due to (i) an increase in shipping cost, (ii) an increase in disposal loss on property, plant and equipment as a result of the Company’s upgrade of production equipment and (iii) an increase in impairment loss on one overseas solar power project with the amount of RMB93.8million in the fourth quarter of 2020.

Interest Expense, Net

Net interest expense for full year 2020 was RMB459.2 million (US$70.4 million), an increase of 17.3% from RMB391.6 million for full year 2019. The increase was mainly due to an increase in interest expense with the increase of interest-bearing debts.

Exchange Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB148.9 million (US$22.8 million) for full year 2020 due primarily to depreciation of US dollars against RMB. The Company recorded a net exchange loss of RMB69.8 million for full year 2019. With the rapid increase in overseas orders, the Company increased its foreign currency hedge ratio to hedge against anticipated cash flow denominated in U.S. dollars over the next six months.

Change in Fair Value of Interest Rate Swap

The Company entered into Interest Rate Swap agreements with several banks for the purpose of reducing interest rate risk exposure. The Company recorded a loss of RMB78.9 million (US$12.1 million) arising from change in fair value of the Interest Rate Swap agreements for full year 2020, compared to a loss of RMB70.0 million for full year 2019. The loss in 2020 was primarily due to a decrease in USD LIBOR rates. The Company did not elect to use hedge accounting for any of its derivatives.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued the Notes in May 2019 and has elected to measure them at fair value derived by valuation model, i.e. Binomial Model. The Company recognized a loss from a change in fair value of the Notes of RMB1.20 billion (US$184.2 million) for full year 2020, compared to a loss of RMB114.1 million for full year 2019. The change in 2020 was primarily due to a significant increase in the Company’s stock price in 2020.

Concurrent with the issuance of the Notes in May 2019, the Company entered into a call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The Company accounted for the call option transaction as freestanding derivative assets in its consolidated balance sheets, which is marked to market at each reporting period. The Company recorded a gain from a change in fair value of the call option of RMB476.3 million (US$73.0 million) for full year 2020, compared to a gain of RMB84.8 million for full year 2019. The change in 2020 was primarily due to a significant increase in the Company’s stock price in 2020.

Equity in (Loss)/Income of Affiliated Companies

The Company indirectly holds a 20% equity interest of Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investments using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in loss of affiliated companies of RMB52.7 million (US$8.1 million) for full year 2020, compared with a loss of RMB48.9 million in 2019. The loss primarily arose from change in fair value of interest rate swap agreements purchased by Sweihan PV Power Company P.J.S.C. due to a continuous decrease in USD LIBOR rates. Hedge accounting was not applied for the derivative.

Income Tax Expense, Net

The Company recognized an income tax expense of RMB178.4 million (US$27.3 million) for full year 2020, compared with an income tax expense of RMB278.0 million in full year 2019.

Net Income and Earnings/(loss) per Share

Net income attributable to the Company's ordinary shareholders for full year 2020 was RMB230.4 million (US$35.3 million), compared with a net income of RMB898.7 million in full year 2019.

Basic and diluted earnings/(loss) per share for full year 2020 were RMB1.29 (US$0.20) and RMB(1.36) (US$(0.21)), respectively, compared to RMB5.31 and RMB4.85 for full year 2019. This translates into basic and diluted earnings/(loss) per ADS of RMB5.15 (US$0.79) and RMB(5.42) (US$(0.83)), respectively for full year 2020, compared to RMB21.22 and RMB19.40 for full year 2019.

Non-GAAP net income for full year 2020 was RMB958.4 million (US$146.9 million), compared with non-GAAP net income of RMB969.5 million in full year 2019.

Non-GAAP basic and diluted earnings per share for full year 2020 were both RMB5.36 (US$0.82), compared to RMB5.73 for full year 2019, which translates into non-GAAP basic and diluted earnings per ADS of both RMB21.42 (US$3.28) for full year 2020, compared to RMB22.90 for full year 2019.

Fourth Quarter and Full Year 2020 Operational Highlights

Solar Module Shipments

Total solar module shipments in the fourth quarter of 2020 were 5,774 MW.

Total solar module shipments in full year 2020 were 18.8 GW, compared to 14.3 GW in 2019.

Solar Products Production Capacity

As of December 31, 2020, the Company's in-house annual mono wafer[3], solar cell and solar module production capacity was 22 GW, 11GW (10.2 GW for PERC cells and 800 MW for N type cells) and 31 GW, respectively.

Note:

In addition to the mono wafer, our multi wafer production capacity was 3.5 GW as of September 30, 2020[3]

Operations and Business Outlook

Since installations are still likely to increase, and supply is sufficient in most segments of the supply chain, we anticipate that demand for modules will revive once market prices stabilized. We remain optimistic about global installation levels in 2021.

First Quarter and Full Year 2021 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the first quarter of 2021, the Company expects total solar module shipments to be in the range of 4.5 GW to 5.0 GW. Total revenue for the first quarter is expected to be in the range of US$1.18 billion to US$1.30 billion. Gross margin for the first quarter is expected to be between 12% and 15%.

For full year 2021, the Company estimates total shipments (including solar cell and wafer) to be in the range of 25 GW to 30 GW.

Solar Products Production Capacity

JinkoSolar expects its annual mono wafer, solar cell and solar module production capacity to reach 33 GW, 27 GW (including 800 MW N-type cells) and 37 GW, respectively, by the end of 2021.

Recent Business Developments

•	In October 2020, JinkoSolar announced the completion of a RMB 3.10 billion equity financing by its principal operating subsidiary Jinko Solar Co., Ltd.
•	In November 2020, JinkoSolar and its subsidiary Sichuan Jinko signed a long-term purchase agreement with second tier subsidiaries of Tongwei Co., Ltd., namely Sichuan Yongxiang Polysilicon Co., Ltd., Sichuan Yongxiang New Energy Co., Ltd., Inner Mongolia Tongwei High-purity Crystalline Silicon Company, and Yunnan Tongwei High-purity Crystalline Silicon Company.
•	In November 2020, JinkoSolar announced the resignation of Mr. Zhiqun Xu as the Company's Chief Operating Officer and the appointment of Dr. Jiun-Hua Allen Guo as the Company's new Chief Operating Officer.

•	In November 2020, JinkoSolar’s wholly-owned subsidiary JinkoSolar Sweihan (HK) Limited signed a share and debt purchase agreement with Jinko Power (HK) Company Limited, an indirectly wholly-owned subsidiary of Jinko Power Technology Co., Ltd.
•	In December 2020, JinkoSolar became the sole PV company given the highest AAA rating for credit quality in the Chinese market.
•	In December 2020, JinkoSolar announced that Mr. Longgen Zhang resigned as a director of the board of directors of the Company and Mr. Haiyun (Charlie) Cao was appointed as a director of the Board.
•	In December 2020, "Weekly Toyo Keizai", an authoritative business and finance magazine in Japan, listed JinkoSolar in its latest ranking of "China's Top 100 New Enterprises".
•	In December 2020, JinkoSolar announced changes to its senior management team, in order to comply with certain business operations and independence requirements of the Shanghai Stock Exchange Science and Technology Innovation Board, in relation to the proposed listing of its principal operating subsidiary, Jinko Solar Co., Ltd. on the STAR Market.
•	In December 2020, JinkoSolar filed a prospectus supplement to sell up to an aggregate of US$100,000,000 of the American depositary shares, each representing four ordinary shares of JinkoSolar, through an at-the-market equity offering program, which had been approved by its board of directors. This offering was completed in January 2021.
•	In January 2021, JinkoSolar won the prestigious PV Magazine Award 2020 in the Module category for its Tiger monofacial module.
•	In February 2021, JinkoSolar and its subsidiaries signed a solar glass procurement contract with Flat Glass Group Co. Ltd., securing approximately 338 million square meters of rolled glass to support the production of 59GW of JinkoSolar's high-efficient solar modules for three years from 2021 to 2023.
•	In February 2021, JinkoSolar announced that it intends to sign a "strategic cooperation agreement" with Tongwei Co., Ltd. to jointly invest in a high-purity crystalline silicon project with annual capacity of 45,000 metric tons and a silicon wafer project with an annual production capacity of 15GW, as well as develop a more extensive industrial chain cooperation.
•	In February 2021, JinkoSolar won the Green Builder Media's 2021 Green Innovation award.
•	In March 2021, JinkoSolar adopted a 2021 equity incentive plan with a ten-year term. The plan has a maximum number of 2,600,000 ordinary shares of the Company available for issuance pursuant to all awards under the 2021 Plan, including options, restricted shares and other share-based awards.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Friday, April 9, 2021 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day)..

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	73382078#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, April 16, 2021. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	319340208#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 20 GW for mono wafers, 11 GW for solar cells, and 30 GW for solar modules, as of December 31, 2020.

JinkoSolar has 9 productions facilities globally, 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, UAE, Kenya, Hong Kong, Denmark, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina, as of September 30, 2020.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP earnings per Share, and non-GAAP earnings per ADS, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and call option:

•	Non-GAAP net income is adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes and call option, exchange (gain)/loss on the convertible senior notes and call option, and stock-based compensation (benefit)/expense; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and
•	Non-GAAP earnings per share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes and call option, exchange gain on the convertible senior notes and call option, and stock-based compensation. As the Non-GAAP net income is adjusted to exclude the change in fair value of call option, the dilutive impact of call option, if any, is also excluded from the denominator for the calculation of Non-GAAP earnings per share and non-GAAP earnings per ADS.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Impact of the Recently Adopted Major Accounting Pronouncement

The Company adopted the update of ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): “Measurement of Credit Losses on Financial Instruments” on January 1, 2020.

Upon adoption of ASC 326 on January 1, 2020, the Company used the modified retrospective transition method through a RMB6.6 million cumulative-effect increase to retained earnings, among which RMB30.9 million was related to the decrease of allowance for accounts receivables-third parties, RMB15.0 million was related to the increase of allowance for accounts receivables- related parties and RMB9.3 million was related to the increase of allowance for other receivables and other current/non-current assets. The adoption of the new guidance did not have a material impact to the Company’s consolidated financial statements.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2020, which was RMB6.5250 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Ms. Stella Wang
JinkoSolar Holding Co., Ltd.
Tel: +86 21- 5180-8777 ext.7806
Email: ir@jinkosolar.com

Rene Vanguestaine
Christensen
Tel: +86 178 1749 0483
Email: rvanguestaine@ChristensenIR.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	2019	2020
	RMB	RMB	USD
Revenues from third parties	29,592,010	35,067,287	5,374,297

Revenues from related parties	154,278	62,172	9,528

Total revenues	29,746,288	35,129,459	5,383,825

Cost of revenues	(24,314,602)	(28,957,798)	(4,437,977)

Gross profit	5,431,686	6,171,661	945,848

Operating expenses:
Selling and marketing	(2,250,336)	(2,473,980)	(379,154)
General and administrative	(1,059,025)	(1,409,371)	(215,996)
Research and development	(324,435)	(389,192)	(59,646)
Impairment of long-lived assets	(68,262)	(114,168)	(17,497)
Total operating expenses	(3,702,058)	(4,386,711)	(672,293)

Income from operations	1,729,628	1,784,950	273,555
Interest expenses, net	(391,582)	(459,234)	(70,381)
Subsidy income	63,017	191,981	29,422
Exchange gain/(loss)	8,809	(336,523)	(51,574)
Change in fair value of interest rate swap	(69,974)	(78,878)	(12,089)
Change in fair value of foreign exchange derivatives	(78,615)	187,578	28,748
Convertible senior notes issuance costs	(18,646)	-	-
Change in fair value of convertible senior notes and call option	(29,257)	(725,792)	(111,232)
Other income, net	17,873	2,292	351
Gain on disposal of subsidiaries	19,935	-	-
Income before income taxes	1,251,188	566,374	86,800
Income tax expense	(277,979)	(178,411)	(27,343)
Equity in loss of affiliated companies	(48,855)	(52,706)	(8,078)
Net income	924,354	335,257	51,379
Less: Net income attributable to non-controlling interests	25,690	104,871	16,072
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	898,664	230,386	35,307

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	5.31	1.29	0.20
Diluted	4.85	(1.36)	(0.21)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	21.22	5.15	0.79
Diluted	19.40	(5.42)	(0.83)

Weighted average ordinary shares outstanding:
Basic	169,363,306	178,938,853	178,938,853
Diluted	166,567,757	171,438,853	171,438,853

Weighted average ADS outstanding:
Basic	42,340,827	44,734,713	44,734,713
Diluted	41,641,939	42,859,713	42,859,713

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	924,354	335,257	51,379
Other comprehensive income/(loss):
-Foreign currency translation adjustments	13,741	(251,894)	(38,604)
-Change in the instrument-specific credit risk	(21,090)	60,326	9,245
Comprehensive income	917,005	143,689	22,020
Less: Comprehensive income attributable to non-controlling interests	25,690	104,871	16,072
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	891,315	38,818	5,948

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders	898,664	230,386	35,307

Convertible senior notes issuance costs	18,646	-	-

Change in fair value of convertible senior notes and call option	29,257	725,792	111,232

Net interest expenses of convertible senior notes and call option	15,384	26,614	4,079

Exchange loss/(gain) on convertible senior notes and call option	3,002	(25,347)	(3,885)

Stock-based compensation expense	4,578	923	141

Non-GAAP net income attributable to ordinary shareholders	969,531	958,368	146,874

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	5.73	5.36	0.82
Diluted	5.73	5.36	0.82

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	22.90	21.42	3.28
Diluted	22.90	21.42	3.28

Non-GAAP weighted average ordinary shares outstanding
Basic	169,363,306	178,938,853	178,938,853
Diluted	169,363,306	178,938,853	178,938,853

Non-GAAP weighted average ADS outstanding
Basic	42,340,827	44,734,713	44,734,713
Diluted	42,340,827	44,734,713	44,734,713

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	December 31, 2019	September 30, 2020	December 31, 2020
	RMB	RMB	RMB	USD
Revenues from third parties	9,528,920	8,768,376	9,418,979	1,443,522

Revenues from related parties	538	1,919	5,599	858

Total revenues	9,529,458	8,770,295	9,424,578	1,444,380

Cost of revenues	(7,799,733)	(7,275,366)	(7,917,667)	(1,213,436)

Gross profit	1,729,725	1,494,929	1,506,911	230,944

Operating expenses:
Selling and marketing	(632,871)	(498,221)	(652,751)	(100,038)
General and administrative	(342,048)	(345,228)	(531,097)	(81,394)
Research and development	(91,740)	(105,445)	(137,320)	(21,045)
Impairment of long-lived assets	(68,262)	-	(114,168)	(17,497)
Total operating expenses	(1,134,921)	(948,894)	(1,435,336)	(219,974)

Income from operations	594,804	546,035	71,575	10,970
Interest expenses, net	(83,826)	(129,221)	(115,161)	(17,649)
Subsidy income	14,366	62,839	109,702	16,812
Exchange loss	(14,003)	(175,650)	(223,439)	(34,243)
Change in fair value of interest rate swap	24,466	-	-	-
Change in fair value of foreign exchange derivatives	91,889	111,710	175,521	26,900
Change in fair value of convertible senior notes and call option	(67,119)	(312,992)	(427,624)	(65,536)
Other income/(expense), net	1,432	(1,409)	3,762	577
Gain on disposal of subsidiaries	19,935	-	-	-
Income/(loss) before income taxes	581,944	101,312	(405,664)	(62,169)
Income Tax (Expenses)/Benefit	(220,993)	(69,226)	23,089	3,539
Equity in gain of affiliated companies	31,780	24,704	19,906	3,051
Net income/(loss)	392,731	56,790	(362,669)	(55,579)
Less: Net income attributable to non-controlling interests	23,225	49,937	14,282	2,189
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	369,506	6,853	(376,951)	(57,768)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	2.08	0.04	(2.08)	(0.32)
Diluted	1.67	(1.55)	(3.60)	(0.55)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	8.32	0.16	(8.32)	(1.27)
Diluted	6.68	(6.20)	(14.40)	(2.21)

Weighted average ordinary shares outstanding:
Basic	177,524,685	177,992,073	181,285,886	181,285,886
Diluted	171,509,296	170,492,073	173,785,886	173,785,886

Weighted average ADS outstanding:
Basic	44,381,171	44,498,018	45,321,472	45,321,472
Diluted	42,877,324	42,623,018	43,446,472	43,446,472

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income/(loss)	392,731	56,790	(362,669)	(55,579)
Other comprehensive income/(loss):
-Foreign currency translation adjustments	(21,970)	(100,718)	(187,456)	(28,729)
-Change in the instrument-specific credit risk	(26,579)	(36,727)	71,330	10,932
Comprehensive income/(loss)	344,182	(80,655)	(478,795)	(73,376)
Less: Comprehensive income attributable to non-controlling interests	23,225	49,937	14,282	2,189
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	320,957	(130,592)	(493,077)	(75,565)

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income/(loss) attributable to ordinary shareholders	369,506	6,853	(376,951)	(57,768)

Convertible senior notes issuance costs	-	-	-	-

Change in fair value of convertible senior notes and call option	67,119	312,992	427,624	65,536

Net interest expenses of convertible senior notes and call option	6,281	7,217	6,535	1,002

Exchange gain on convertible senior notes and call option	(4,112)	(5,904)	(23,816)	(3,650)

Stock-based compensation (benefit)/expense	(6,630)	194	56	9

Non-GAAP net income attributable to ordinary shareholders	432,164	321,352	33,448	5,129

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	2.43	1.81	0.19	0.03
Diluted	2.43	1.81	0.19	0.03

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	9.74	7.22	0.74	0.11
Diluted	9.74	7.22	0.74	0.11

Non-GAAP weighted average ordinary shares outstanding
Basic	177,524,685	177,992,073	181,285,886	181,285,886
Diluted	177,524,685	177,992,073	181,285,886	181,285,886

Non-GAAP weighted average ADS outstanding
Basic	44,381,171	44,498,018	45,321,472	45,321,472
Diluted	44,381,171	44,498,018	45,321,472	45,321,472

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2019	December 31, 2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	5,653,854	7,481,678	1,146,617
Restricted cash	576,546	593,094	90,896
Restricted short-term investments	6,930,502	6,400,637	980,941
Short-term investments	-	570,000	87,356
Accounts receivable, net - related parties	520,504	410,358	62,890
Accounts receivable, net - third parties	5,266,351	4,534,758	694,982
Notes receivable, net - related parties	18,629	33,001	5,058
Notes receivable, net - third parties	1,529,801	1,051,561	161,159
Advances to suppliers, net - third parties	2,522,373	1,002,613	153,657
Inventories, net	5,818,789	8,376,936	1,283,822
Forward contract receivables	52,281	183,146	28,068
Prepayments and other current assets, net - related parties	54,318	23,756	3,641
Prepayments and other current assets, net	1,573,482	3,020,592	462,926
Held-for-sale assets	1,170,818	-	-
Total current assets	31,688,248	33,682,130	5,162,013

Non-current assets:
Restricted cash	531,158	1,389,194	212,903
Accounts receivable, net - third parties	-	26,405	4,047
Project Assets	798,243	645,355	98,905
Long-term investments	278,021	194,258	29,771
Property, plant and equipment, net	10,208,205	12,455,444	1,908,880
Land use rights, net	597,922	760,962	116,623
Intangible assets, net	36,395	35,838	5,492
Financing lease right-of-use assets, net	1,259,713	829,122	127,069
Operating lease right-of-use assets, net	317,904	316,512	48,507
Deferred tax assets	271,286	255,107	39,097
Call Option - concurrent with issuance of convertible senior notes	294,178	756,929	116,004
Other assets, net - related parties	96,753	107,319	16,447
Other assets, net - third parties	1,466,692	1,777,799	272,460
Total non-current assets	16,156,470	19,550,244	2,996,205

Total assets	47,844,718	53,232,374	8,158,218

LIABILITIES
Current liabilities:
Accounts payable - related parties	36,310	14,114	2,163
Accounts payable - third parties	4,952,630	4,436,495	679,923
Notes payable - third parties	7,518,570	9,334,876	1,430,632
Accrued payroll and welfare expenses	879,465	995,054	152,499
Advances from related parties	749	-	-
Advances from third parties	4,350,380	2,451,495	375,708
Income tax payable	117,422	73,720	11,298
Other payables and accruals	3,055,928	3,408,391	522,359
Other payables due to related parties	13,127	71,515	10,960
Forward contract payables	3,857	17,895	2,743
Convertible senior notes - current	-	1,831,612	280,707
Financing lease liabilities - current	227,613	272,330	41,736
Operating lease liabilities - current	40,043	48,244	7,394
Short-term borrowings from third parties, including current portion of long-term bank borrowings	9,047,250	8,238,531	1,262,610
Guarantee liabilities to related parties	25,688	22,519	3,451
Held-for-sale liabilities	1,008,196	-	-
Total current liabilities	31,277,228	31,216,791	4,784,183

Non-current liabilities:
Long-term borrowings	1,586,187	7,301,536	1,119,009
Convertible senior notes	728,216	-	-
Accrued warranty costs - non current	651,968	769,332	117,905
Financing lease liabilities	583,491	313,088	47,983
Operating lease liabilities	279,534	277,239	42,489
Deferred tax liability	250,734	328,713	50,377
Long-term Payables	-	97	15
Guarantee liabilities to related parties - non current	46,332	34,812	5,335
Total non-current liabilities	4,126,462	9,024,817	1,383,113

Total liabilities	35,403,690	40,241,608	6,167,296

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 180,653,497 and 190,380,309 shares issued as of December 31, 2019 and December 31, 2020, respectively)	25	26	4
Additional paid-in capital	4,582,850	5,251,245	804,789
Subscription Receivable	-	-	-
Statutory reserves	689,707	692,009	106,055
Accumulated other comprehensive income	62,952	(128,615)	(19,711)
Treasury stock, at cost; 1,723,200 and 2,945,840 ordinary shares as of December 31, 2019 and December 31, 2020, respectively	(13,876)	(43,170)	(6,616)
Accumulated retained earnings	3,981,661	4,216,353	646,184

Total JinkoSolar Holding Co., Ltd. shareholders' equity	9,303,319	9,987,848	1,530,705

Non-controlling interests	3,137,709	3,002,918	460,217

Total liabilities and shareholders' equity	47,844,718	53,232,374	8,158,218